Exhibit 99.6

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rhodes Ridge State Agreement protects joint venture rights
18 June 2008
Rio Tinto said today the joint venture partners in the Rhodes Ridge Joint Venture were in full compliance with the terms of their tenure and the Rhodes Ridge State Agreement Act (1972).
In what appears to be an attempt to undermine security of land tenure conferred by a Western Australian State Agreement, junior company Cazaly Resources has called into question the rights held by the Rhodes Ridge Joint Venture through the Rhodes Ridge State Agreement Act (1972).
Chief Executive of Rio Tinto Iron Ore Sam Walsh said, “The joint venture partners are in full compliance with the terms of tenure of the State Agreement. The rights of occupancy are valid and the ground is not available for mining by third parties”.
“Right now, we have drill rigs working at Rhodes Ridge deposits, in preparation for future operations,” Mr Walsh said.
The Western Australia Minister for State Development’s decision to extend the tenure to 31 December 2008 was approved by the Governor-in-Council on 18 December 2007 and was gazetted on 4 January 2008.
“These facts are beyond question,” Mr Walsh said.
“The Rhodes Ridge project is critical to our development plans in any case and particularly as we move from producing 320 million tonnes a year by 2012 to 420 million tonnes per annum from our Pilbara province.”
Since 2003, Rio Tinto has spent or committed to spend more than US$8.5 billion on iron ore projects in the Pilbara and plans to continue with mine expansions and new mine developments.
Mr Walsh said, “Certainty of land tenure in Western Australia is fundamental to this scale of investment, which is what the State Agreement provides for in this case”.
The joint venture partners are Hamersley Resources Ltd, Hancock Prospecting Pty Ltd and Wright Prospecting Pty Ltd. The Rhodes Ridge project, managed by Rio Tinto, is situated east of Rio Tinto’s West Angelas operations and south of Hope Downs.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
For further information, please contact:

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Christina Mills	Gervase Greene
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Nick Cobban	Amanda Buckley
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Nigel Jones	Dave Skinner
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David Ovington	Simon Ellinor
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